EXHIBIT 3.1/4.1

ARTICLE III, SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. Subject to the rights of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies (the “Whole Board”), but shall consist of not more than 17 nor less than three directors. ~~The directors, other than those who may be elected by the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Certificate of Incorporation, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 1994 annual meeting of stockholders, the term of office of the second class to expire at the 1995 annual meeting of stockholders and the term of office of the third class to expire at the 1996 annual meeting of stockholders.~~ Each director shall hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders~~, commencing with the 1994 annual meeting,~~ (i) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the ~~third succeeding~~next annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

ARTICLE III, SECTION 7. VACANCIES. Subject to the rights of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Certificate of Incorporation, to elect directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and any director so chosen shall hold office for a term expiring at the next annual meeting of stockholders ~~at which the term of office of the class to which he or she has been elected expires~~ and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.